CONFIDENTIAL TREATMENT REQUESTED BY COTT CORPORATION PURSUANT TO 17 CFR 200.83

[Letterhead of Cott Corporation]	Cott Corporation
5519 W. Idlewild Avenue
Tampa, Florida 33634
Tel 813 313 1800

CONFIDENTIAL

March 27, 2008

BY FACSIMILE AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: John Reynolds

Re:	Cott Corporation

Definitive Proxy Statement on Schedule 14A, filed March 26, 2007

Form 10-K for Fiscal Year Ended December 30, 2006, filed February 28, 2007

File No. 000-31410

Dear Mr. Reynolds,

Cott Corporation (the “Company”) is hereby responding to the request of the staff of the Securities and Exchange Commission (the “Commission”) that it provide a supplemental analysis as to why it is appropriate to omit certain performance targets used by the Company to determine bonuses for executive officers pursuant to Instruction 4 to item 402(b) of Regulation S-K.1 The Company is also providing supplemental advice based on its 2007 proxy statement relating to differences between its bonus targets for the year ended December 29, 2007 and that ended December 30, 2006.

[1]	Under the Company’s performance bonus plan, as described in its 2007 proxy statement, the Company’s Compensation Committee establishes bonus targets for each executive officer early in the fiscal year. At its discretion, the Compensation Committee may base such targets on earnings before interest and taxes (“EBIT”), earnings per share (“EPS”), and sales and, in each individual case, upon quantitative and qualitative targets tied to the Company’s business plans for the year, including EBIT and sales targets related to sub-enterprise performance. As discussed below under the caption “Performance Bonus System in 2006 and 2007,” in 2006, the Company used EPS, EBIT, and sales at both the enterprise and sub-enterprise level with different mixes associated with different bonus pools and, in 2007, the Company used EBIT at the enterprise and sub-enterprise level and some individually derived targets.

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The Company requests that the following be kept confidential: the contents of this letter, including the performance targets identified herein, any memoranda, notes, correspondence or any other writings made by any member or employee of the Commission relating to this letter, or any conference or telephone call with respect thereto, as well as any copies or extracts of the foregoing. The Company bases its request on its belief that the performance targets and related materials constitute “trade secrets and commercial or financial information obtained from a person and privileged or confidential” under the provisions of 17 C.F.R. § 200.80(b)(4).

The Company views the performance targets as sensitive financial, commercial and strategic information, the disclosure of which would substantially injure the Company’s business. The detailed disclosure of the performance targets would, in the Company’s view, benefit the Company’s competitors, customers, and suppliers and harm the Company by providing them (when used in conjunction with other information available) with substantial knowledge of the Company’s operations, goals, and strategic plans, which would likely be used by competitors to target Company customers and programs and by customers and suppliers in negotiations with the Company. Disclosure of such matters is not material to the Company’s current stockholders or potential investors, and omitting the performance targets is necessary to prevent harm to the stockholders through the harm that would result to the Company and its operating income. Put succinctly: while the targets are not particularly helpful to those who do not have substantial information about the Company’s industry and internal workings; they can easily be used by competitors, customers, and suppliers. In other words, the only circumstances in which these targets are potentially material are circumstances in which they can be used to harm the Company. If the Company uses EPS and sales targets in the future, it will disclose them at the enterprise level. And, the bonus targets that the Company believes would materially and adversely harm its business if they were disclosed are EBIT, sub-enterprise, sales and EBIT targets, and individual targets. Furthermore, the Company is not aware of any public disclosure of the omitted information, and the Company has taken appropriate measures to protect the confidentiality of such information.

I. Legal Analysis

Omission of the performance targets is appropriate under the established standards for defining confidential commercial or financial information, the disclosure of which would cause competitive harm. Specifically, the Company believes that the performance targets are within the scope of “nonpublic matters” as provided in 17 C.F.R. § 200.80(b), and, if made publicly available, would “[d]isclose trade secrets and commercial or financial information obtained from a person . . . [that are] privileged or confidential…” Id. § 200.80(b)(4).

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The Freedom of Information Act, 5 U.S.C. § 552 (“FOIA”) contains nine exemptions to its general policy mandating the broad disclosure of government documents. G.C. Micro Corp. v. Defense Logistics Agency, 33 F.3d 1109, 1112 (9th Cir. 1994). Section 552(b)(4) (hereinafter “Exemption Four”) exempts the disclosure of information that is (1) financial or commercial, (2) was obtained from a person, and (3) is privileged or confidential. See National Parks and Conservation Ass’n v. Kleppe, 547 F.2d 673 (D.C. Cir. 1976) and National Parks and Conservation Ass’n v. Morton, 498 F.2d 765 (D.C. Cir. 1974) (“National Parks”). See also Westchester Gen. Hosp., Inc. v. Dep’t of Health, Education and Welfare, 434 F. Supp. 435, 437 (M.D. Fla. 1977); Miami Herald Pub. Co. v. United States Small Bus. Admin., 670 F.2d 610 (5th Cir. 1982); State of Utah, et al. v. United States Dep’t of the Interior, 256 F.3d 967 (10th Cir. 2001); Contract Freighters, Inc. v. Sec’y of United States Dep’t of Transp., 260 F.3d 858 (8th Cir. 2001). The Company believes that the performance targets are ordinarily understood to be “financial” or “commercial” in nature. Information is “commercial” if it relates to commerce or has been compiled in pursuit of profit. See American Airlines, Inc. v. National Mediation Board, 588 F.2d 863, 870 (2d Cir. 1978). The performance targets are “commercial” because they are directly derived from the strategic business and financial goals of the Company and they directly relate to its commercial performance. In our view, the performance targets are also “confidential” for purposes of Exemption Four.

The Second Circuit in Continental Stock Transfer & Trust Co. v. SEC, 566 F.2d 373, 375 (2d Cir. 1977) applied a test formulated by the D.C. Circuit Court to determine whether information is “privileged or confidential” for the purposes of satisfying Exemption Four. Under this test, in order that information be considered confidential, it “must have the effect . . . of causing substantial competitive harm to the competitive position of the person from which such information was obtained.” Id. at 375 (citing Charles River Park “A,” Inc. v. Dep’t of Housing and Urban Development, 519 F.2d 935, 940 (D.C. Cir. 1975)); see also National Parks. In demonstrating the requisite level of competitive harm to justify nondisclosure, “it is not necessary to show actual competitive harm. Actual competition and the likelihood of substantial competitive injury is all that need be shown.” Gulf & Western Indus. Inc. v. United States, 615 F.2d 527, 530 (D.C. Cir. 1979) (citation omitted) (emphasis added).

II. Materiality

The Company does not believe that the performance targets are or will be material to an investor’s understanding of the Company’s compensation system. In reaching that conclusion, the Company has evaluated whether the specific numerical and qualitative targets would be considered significant to a reasonable investor or significantly alter the “total mix” of information available to investors. See TSC Indus., Inc. v. Northway, Inc., 426 U.S. 438 (1976) and Basic Inc. v. Levinson, 485 U.S. 224 (1988). In particular, the Company believes that this information is not material in the context of the disclosure that it is using in the 2007 proxy

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statement and proposes to use going forward. This disclosure will describe the factors that are considered in determining each named executive officer’s target bonus. The disclosure of the particular quantitative and qualitative targets associated with achieving that target bonus are generally deeply embedded in the Company’s business plans and internal operations, relationships with customers and suppliers, and strategies. Any one particular piece of information would be difficult to understand without full knowledge of those plans, operations, customers, suppliers, and strategies.

The Company’s incentive targets can be divided into several categories:

•

Individual incentive targets based on the achievement of internal objectives. In certain cases, the Company’s individual incentive targets are based on the accomplishment of goals relating only to a particular aspect of internal operations. For example, the head of human relations may have as a target the reduction in the overall costs of the administration of benefits plan by a stated amount. Disclosure of that amount would not contribute to an investor’s overall understanding of the compensation system, because it can only be interpreted in the context of a very detailed understanding of the various costs associated with the administration of that system. Thus, the Company submits that disclosure of such a quantitative target would be wholly immaterial to an investor.

•

Individual targets based on the development of sales initiatives, merchandising programs, the implementation of new projects, expansion of or improvements in the profitability of particular customer accounts, and sub-enterprise (e.g., regional or customer-based) EBIT or sales, etc. As is the case with the targets discussed above, disclosure of these targets does not provide information that an investor can meaningfully evaluate, unless that investor is intimately familiar with the Company’s internal operations and initiatives, and the Company’s programs with its customers and suppliers. As discussed below under the caption “Proposed Disclosure Regarding Compensation System,” the Company proposes disclosure which would explain in detail the kinds of targets applicable in the relevant year to each individual named executive officer. If, for example, an individual’s targets include an improvement in regional EBIT, the successful implementation of one or more merchandising programs, and improvements in a particular customer relationship, the Company does not believe that additional quantitative information regarding these targets would be meaningful to an investor because the information they would convey would lack context, unless that investor happened to be a competitor, customer, or supplier.

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•

Enterprise level targets. Finally, the Company may use enterprise level EBIT, sales, and EPS targets. Of these, EBIT, EPS, and sales were used in 2006; only EBIT was used in 2007. As noted above, should the Company elect to use sales or EPS targets at the enterprise level in the future, these targets would be disclosed, even though the Company does not believe that learning them after the fact is particularly meaningful or material to an investor’s evaluation of the compensation system. Although an investor might regard disclosure of target EBIT as useful to understanding the Company’s compensation programs, in fact, without disclosure of other non-public information, it is difficult for an investor to analyze the compensation system on the basis of EBIT. The Company believes that its disclosure would be extremely harmful to it since the information could be exploited by the Company’s competitors, customers, and suppliers to the detriment of the Company and ultimately its investors. Any putative benefit to the investor of EBIT target disclosure is greatly outweighed by the likely damage to the Company that would be incurred by public disclosure of EBIT targets.

The Company represents that the performance targets are confidential and that the Company has itself kept the performance targets confidential. The actual targets are known only to the individual to whom they apply, the Compensation Committee, and a few other members of senior management.

III. Competitive Harm to the Company

The highly competitive non-alcoholic beverage business consists of several large national brand companies, regional soft drink manufacturers of various sizes, and one or two companies of about the same size as the Company. These businesses all sell products to the large national or supra-regional retailers where the Company’s business is currently concentrated. The Company’s products are a commodity, and price competition is intense. Consolidation among certain of the industry’s suppliers has created a limited supply chain for components necessary for the timely production of the Company’s (and its competitors’) products. The retailer brands produced by the Company on behalf of its customers compete with some of the largest and most well-known brands in the world, including Coca-Cola and Pepsi. In this environment, the specific disclosure of numerical and qualitative targets would allow competitors, customers, and suppliers to reverse engineer or form very sophisticated inferences as to the Company’s plans in ways that would harm the Company.

As discussed below under “Proposed Disclosure Regarding Compensation System,” these specific target levels are derived directly from the Company’s operations and annual business plans and the Company would be harmed if these targets were disclosed to competitors, customers, and suppliers. Understanding that conclusion requires an understanding of the non-alcoholic beverage industry, the Company’s position within it, and the components of the Company’s business.

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Beverage Industry. As noted above, the non-alcoholic beverage business is consolidated. Two companies, Coca-Cola and Pepsi, with substantial resources and considerable brand equity dominate this market. Additional competition comes from regional soft drink manufacturers of varying sizes, and one or two other companies of comparable size and resources to the Company. The Company’s products consist principally of private label (retailer brand) carbonated beverages produced for large national and supra-regional retailers, all of whom also buy from the Company’s competitors. The supply chain, too, is consolidated – for example the Company and each of its competitors buy the substantial portion of their cans and bottles from two suppliers who are also principal supplier(s) to one or the other of the national brand companies. Retail price and other merchandising information is readily available in published form and by visiting the stores of the Company’s customers. Securities analysts and industry experts and participants have developed very sophisticated models to analyze the business. As a result, the Company’s competitors, customers, and suppliers (through their own dealings with many of the same entities and their use of publicly available data and predictive models) already have significant information about the Company’s cost and price structure.

Company’s Business. The Company’s business and corresponding P&L is quite simple:

•	[***]

•	[***]

•	35 – 40% of the Company’s business is accounted for by a single customer, and approximately 46% of North American business is accounted for by that customer.

•	[***] comprise the majority of the rest of the Company’s business, and there are limited opportunities to increase that number in existing markets.

•	The Company’s business model is based on a “no frills” approach with no significant advertising or marketing expense.

The simplicity of the Company’s business means that there are a limited number of ways in which it can improve financial performance: it can introduce new products; it can obtain better pricing; it can expand sales to key customers; and it can reduce supply costs with a very limited number of suppliers. Given that competitors, customers, and suppliers already have a significant amount of information about the likely contours of the Company’s price and cost structure, it is relatively easy, for example, if target EBIT or sales for North America are known, even if for a prior year, to deduce how the Company intends to achieve those targets. In fact, due to the

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circumstances of its business, the Company like virtually every other non-alcoholic beverage company is seeking to drive its business by expanding into new markets exactly because the carbonated beverage business in North America is mature and in continuous decline. It is the maturity of and analytical sophistication that surrounds the industry, coupled with the Company’s simple business structure that would allow competitors, customers, and suppliers to deduce significant information from the disclosure of the targets.

Given the environment in which it operates, information about the Company’s strategies and plans can have a dramatic impact. There is an enormous amount of data about costs and prices in the non-alcoholic beverage industry available to participants in the industry and outsiders; the models available to process and understand that information are very sophisticated. Thus, each incremental piece of internal financial or strategic information that becomes available can have far reaching effects. These effects are exacerbated by the relative concentration of the Company’s business in carbonated soft drinks and a relatively few customers and suppliers.

EBIT and Sub-Enterprise Sales and Financial Targets. In the Company’s circumstances, the disclosure, particularly year-over-year, of EBIT and sub-enterprise sales and financial targets is potentially very damaging. Such targets, even when the year is over, will allow the Company’s competitors, customers, and suppliers to ascertain far more clearly than they otherwise could the products on which the Company is focusing and the customers the Company is seeking to develop. For some of the Company’s named officers, these target areas are set by region or function – North America, International, Corporate. Disclosure of this information into a consolidated, information rich, and mature commodity industry could have a devastating effect.

The disclosure of these targets year-over-year will similarly adversely affect the Company to the extent that it allows the Company’s customers to understand far more precisely the Company’s cost structure. The industry we serve is characterized by intense price competition and the increased knowledge of our cost structure and marketing strategies will almost surely result in price erosion and increased vulnerability to larger competitors. For obvious reasons, the Company jealously protects information relating to its costs, particularly at the sub-enterprise level. To the extent that the disclosure of the targets would allow customers to better infer both current and anticipated costs at those levels, the Company’s business could be seriously and adversely impacted. Furthermore, as discussed below under the caption “Proposed Disclosure Regarding Compensation System”, the price and sales models used to develop the annual business plan from which the targets are derived may be shared with the Company’s customers. These customers would not view favorably dissemination of information into the competitive landscape that could increase materially the amount of knowledge their other suppliers and competitors would have regarding retailer strategies.

Disclosure of Individual Targets. As discussed throughout this letter and in the Company’s proxy materials, the Company may also use a variety of other targets, including such

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things as the achievement of cost reductions or savings in the administration of a particular aspect of the Company’s business, expansion of a particular customer relationship, the negotiation of a series of supply contracts, the improvement in profitability of a particular line of business, the development and successful introduction of a new product, and so forth. In 2007, the targets other than EBIT that were used were principally cost reduction targets in a particular area of the Company’s operations. Disclosure of this information could be quite harmful to the Company since the targets are keyed to particular business initiatives or require for their understanding detailed disclosure relating to the Company’s internal operations, particularly the cost structure of those operations. Disclosing this information would be tantamount to telling competitors, customers, and suppliers exactly what the Company’s cost and profit structure was at quite particular levels. For obvious reasons, such disclosure could be extremely harmful to the Company.

In summary, the disclosure of specific targets could very easily impair shareholder value by resulting in reductions of prices received by the Company, increases in the costs of the Company, and targeted by competitors aimed directly at particular accounts and products.

IV. Proposed Disclosure Regarding Compensation System

The following section of this letter summarizes generally the disclosure that the Company is including regarding the performance bonus aspects of its compensation system in its 2007 proxy materials. This disclosure will look first at the Company’s overall theory of bonus compensation, describe the manner in which the bonuses are established, list for each named executive officer a narrative explanation of the components of his or her bonus, evaluate the difficulty of achieving the bonus compensation levels, and summarize the bonus compensation awarded.

As the Company discloses in its proxy materials, performance bonuses are awarded based in part on achieving corporate targets and in part on achieving individual targets. Performance bonuses have a threshold level, a target level, a “stretch” level, and a maximum level, each expressed as a percentage of annual based salary. Performance reaching the threshold but not the target may make the executive eligible to receive half of the target bonus. Performance exceeding the target level may make the executive eligible to receive a bonus greater than the target level.

The actual targets vary depending on the business area in which the bonus-eligible executive is employed; the area in which an individual is employed determines the “bonus pool” from which he or she may receive a performance bonus payment. Recently, there have been six bonus pools: North America, Mexico, Corporate, U.K. and Europe, International, and China.

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The targets used may vary from bonus pool to bonus pool. Named executive officers participated in the corporate bonus pool or the North American bonus pool in 2006 and 2007.

Target level for the corporate performance target is based on an EBIT goal derived from the proprietary model the Company use for internal financial planning and forecasting. The model draws from a number of factors, including our assessment of the market for our products, competitive considerations and commodity pricing. The threshold level is 90% of target EBIT, and the stretch level (which pays two times target bonus) is 110% of target EBIT. The stretch target is difficult to achieve, with the Company achieving the stretch target in fewer than half of its fiscal years since 2003. In most, but not all years, the Company achieves the threshold target.

Individual targets for named executive officers vary by business unit and the executive’s function within Cott. The target goals are set to reflect the executive’s role in ongoing and planned business initiatives and are designed to closely correlate with operating results. A variety of factors, including Cott’s areas of focus for the coming year, relationships with customers and suppliers, and general economic conditions, bear on the specific target levels that are set. A description of the targets for each named executive officer is included in the Company’s proxy statement.

V. Performance Bonus System in 2006 and 2007

The Company does not believe that the performance targets for 2007 were materially different from those used in 2006. As disclosed, the Company sets performance targets annually, choosing from a variety of possible measurement methods, and varies levels of target achievement based on projections derived from proprietary models.

2007. For 2007, 70% of the bonus for which a named executive officer was eligible related to the achievement of corporate financial EBIT targets and 30% related to the achievement of individual goals. In 2007, Cott experienced numerous challenges due to developments in its business. Except for two executives whose bonuses were guaranteed in connection with their recruitment during early 2007, no named executive officer received a bonus based on corporate financial targets. Two executive officers achieved personal targets and received a bonus equal to 30% of their base salary. For the Staff’s information, the 2007 enterprise level EBIT target was $[***] million. The International EBIT target was $[***] million and the North America EBIT target was set at $[***] million, [***].

2006. In 2006, individual performance targets were not used for named executive officers. Targets were established for six bonus pools, based on different mixes of measurements relevant to each area of the business. The Corporate bonus pool achievement was based on EBIT and EPS. The North American sales and marketing pool also considered sales. Other than

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executives who left the Company during 2006, all of our named executive officers listed in the 2007 proxy statement participated in the Corporate bonus pool, which achieved performance targets and paid out “at target” (100% of annual base salary). One executive was promoted within the Company during 2006; that executive participated for part of the year in the North American sales and marketing bonus pool and for the remainder of the year, following his promotion, in a blended average of the Corporate bonus pool and the North American sales and marketing bonus pool. The North American sales team achieved results in 2006 that exceeded performance targets, and bonuses were paid at 132% of target. Because the calculation of his bonus included both North American and Corporate achievement, the promoted executive received a bonus of 127% of his base salary for 2006. For the Staff’s information, the 2006 EPS target for named executive officers was $[***]. The 2006 enterprise EBIT target was $[***] million. For the North American sales and marketing bonus pool, the sales target was $[***] million.

VI. Conclusion

It is respectfully submitted that the disclosure of the performance targets would not aid investors in understanding the Company’s compensation system and would cause competitive harm to the Company and, ultimately, its investors. Therefore, the Company believes it is appropriate to omit the targets from its disclosure.

Please direct any questions or comments regarding the responses set forth above to our outside legal counsel, H. John Michel, Jr. of Drinker Biddle & Reath LLP, at (215) 988-2515.

Sincerely,

/s/ Matthew A. Kane, Jr.
Matthew A. Kane, Jr.
Vice President, General Counsel & Secretary